

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 12, 2016

<u>Via E-Mail</u>
Jeffrey K. Waldvogel
Chief Financial Officer
KBS Strategic Opportunity REIT II, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

> **Re: KBS Strategic Opportunity REIT II, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed March 22, 2016**
> **Form 10-Q for the period ended September 30, 2016**
> **Filed November 14, 2016**
> **File No. 000-55424**

Dear Mr. Waldvogel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Item 2. Properties, page 55</u>

1.   We note your disclosure on page F-26 that your "office property is leased to tenants under operating leases for which the terms and expirations vary." In future Exchange Act reports, please provide a lease expiration table for your office property, stating (i) the number of tenants whose leases will expire; (ii) the total area in square feet covered by such leases; (iii) the annual rent represented by such leases; and (iv) the percentage of gross annual rent represented by such leases. Additionally, please provide disclosure regarding the average effective rent per square foot for your real estate properties or tell us why this is not material.

Distribution Information, page 58

2.   We note your disclosure on page 60 where you disclose that you paid $1 million, comprised of $0.4 million of cash dividends and $0.6 million reinvested by stockholders, in cash. We further note your disclosure on page 43 of the Form 10-Q for the period ended September 30, 2016 where you indicate that cash distributions exceeded net income for the reporting period. In future Exchange Act reports, please revise your disclosure to provide the relationship between distributions paid and cash flow from operations, and disclose the source of any shortfall.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 68

3.   We note your disclosure on page 55 where you provide ADR and RevPAR information. We also refer to the table on page 37 of the Form 10-Q for the period ended September 30, 2016 where you provide same store data. In future Exchange Act reports, to the extent material, please discuss period to period changes in same store performance and, within same store, address the relative impact of occupancy, ADR, RevPAR, RevPAR growth rate, and rent rate changes for your hotel properties and office property, as applicable.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 2 – Summary of Significant Accounting Policies

Per Share Data, pages 10 – 12

4.   We note that you use the two-class method to calculate earnings per share. Please tell us and revise disclosures in future filings to explain your basis for such accounting treatment.   Your response and expanded disclosures should compare and contrast the specific terms of the Class A and Class T shares and identify the basis within Topic 260-10-45 of the ASC that supports your accounting treatment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Jeffrey K. Waldvogel
KBS Strategic Opportunity REIT II, Inc.
December 21, 2016
Page 3

        You may contact Paul Cline at (202)551-3851 or me at (202)551-3468 if you have
questions regarding comments on the financial statements and related matters. Please contact
Rahul Patel at (202)551-3799 or Folake Ayoola at (202-551-3673 with any other questions.

                                          Sincerely,

                                          /s/ Wilson K. Lee

                                          Wilson K. Lee
                                          Senior Staff Accountant
                                          Office of Real Estate
                                          and Commodities